Exhibit (a)(5)(D)

For Immediate Release

Westway Group, Inc. Announces Successful Completion of Tender Offer for Publicly Traded Warrants

New Orleans, Louisiana, September 22, 2010 – Westway Group, Inc. (NASDAQ: WWAY) (“Westway”), today announced the expiration and final results of its previously-announced tender offer to purchase up to 45,999,900 of its publicly-traded warrants, each exercisable into one share of Westway common stock for $5.00 per share (NASDAQ:WWAYW). The tender offer expired at 12:00 midnight, New York City time, on September 21, 2010. The tender offer was made pursuant to the Amended and Restated Offer to Purchase and Exchange document, as amended, relating to the tender offer that was originally filed with the Securities and Exchange Commission (the “SEC”) on September 8, 2010.

The terms of the tender offer provided that Westway’s obligation to purchase warrants tendered pursuant to the tender offer was subject to, among other conditions, the condition that there were validly tendered and not withdrawn before the expiration of the tender offer, an aggregate number of warrants representing at least 70% of the total number of warrants outstanding (excluding 1,400,000 warrants included in units which representatives of underwriters in Westway’s initial public offering have an option to purchase (the “Underwriter Warrants”) and 5,214,286 warrants issued to Westway’s founders in a private placement in connection with Westway’s initial public offering (the “Founder Warrants”), both of which classes of warrants are not subject to the tender offer). This condition has been satisfied.

Westway has been advised by the depositary that 34,107,870 warrants, representing approximately 74% of the total number of warrants eligible to be tendered in the tender offer, were validly tendered and not withdrawn. Westway accepted for purchase all of these warrants for an aggregate purchase price of $4,427,330.70 and 1,716 shares of Westway’s class A common stock, excluding fees and expenses related to the tender offer.

Payment for the warrants accepted for purchase under the tender offer will be made promptly by the depositary. Following the completion of the tender offer, Westway will have approximately 11,892,030 warrants outstanding, excluding the Underwriter Warrants and the Founder Warrants.

The information agent for the tender offer is Morrow & Co., LLC and the depositary for the tender offer is Continental Stock Transfer & Trust Company.

Additional Information. This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell securities. The tender offer described above was made only pursuant to a tender offer statement on Schedule TO, as amended, and related exhibits, including the Amended and Restated Offer to Purchase and Exchange, Amended and Restated Letter of Transmittal and other related documents, filed with the SEC. Warrant holders should read the tender offer statement on Schedule TO, as amended, Amended and Restated Offer to Purchase and Exchange, Amended and Restated Letter of Transmittal and related exhibits, as they contain important information about the tender offer. Warrant holders can obtain these documents free of charge from the SEC’s website at www.sec.gov, or by directing a request to the information agent for the offer, Morrow & Co., LLC, toll-free (800) 662-5200 (banks and brokers may call collect at (203) 658-9400).

About Westway Group, Inc. Westway is a leading provider of bulk liquid storage and related value-added services and a leading manufacturer and distributor of liquid animal feed supplements. Westway operates an extensive global network of 62 operating facilities providing approximately 354 million gallons of total bulk liquid storage capacity and 37 facilities producing approximately 1.5 million tons of liquid feed supplements annually. Our bulk liquid storage business is a global business with infrastructure that includes a network of terminals offering storage to manufacturers and consumers of agricultural and industrial liquids, located at key port and terminal locations throughout North America and in Western Europe and Asia. Our liquid feed supplements business produces liquid animal feed supplements that are sold directly to end users and feed manufacturers, primarily supplying the beef and dairy livestock industries.

Contact:	Thomas A. Masilla, Jr.

Chief Financial Officer

504-636-4245

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